UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SABA Software Inc.

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(Name of Issuer)

Common Stock, $0.001 par value

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(Title of Class of Securities)

784932600

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(CUSIP Number)

Steven L. Fingerhood

ZF Partners, LP

One Ferry Building, Suite 255

San Francisco, California 94111

415-677-5957

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 13, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 784932600	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ZF Partners, LP	FEIN: 35-2214127

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,496,040
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,496,040
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,040

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

5.3%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

PN

_____________________________________________________________________________

(1) Calculated based on 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition (defined below), as reported by the Issuer on a Form 8-K dated January 27, 2006.

CUSIP No. 784932600	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ZF Ventures, L.L.C.	FEIN: 37-1473537

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,496,040
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,496,040
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,040

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

5.3%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Calculated based on 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition (defined below), as reported by the Issuer on a Form 8-K dated January 27, 2006.

CUSIP No. 784932600	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.	FEIN: 40-0002819

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,496,040
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,496,040
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,040

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

5.3%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Calculated based on 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition (defined below), as reported by the Issuer on a Form 8-K dated January 27, 2006.

CUSIP No. 784932600	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.	FEIN: 40-0002816

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,496,040
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,496,040
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,040

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

5.3%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Calculated based on 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition (defined below), as reported by the Issuer on a Form 8-K dated January 27, 2006.

CUSIP No. 784932600	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.	FEIN: 36-4150443

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Delaware

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,496,040
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,496,040
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,040

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

5.3%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Calculated based on 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition (defined below), as reported by the Issuer on a Form 8-K dated January 27, 2006.

CUSIP No. 784932600	SCHEDULE 13D/A

_____________________________________________________________________________

1.	Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C. FEIN 36-4268733

_____________________________________________________________________________

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☒

(b) [_]

_____________________________________________________________________________

3.	SEC Use Only

_____________________________________________________________________________

4.	Source of Funds (See Instructions)

WC

_____________________________________________________________________________

5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

_____________________________________________________________________________

6.	Citizenship or Place of Organization

Illinois

_____________________________________________________________________________

NUMBER OF	7.	Sole Voting Power – 0
SHARES
BENEFICIALLY	8.	Shared Voting Power – 1,496,040
OWNED BY
EACH	9.	Sole Dispositive Power - 0
REPORTING
PERSON	10.	Shared Dispositive Power – 1,496,040
WITH

_____________________________________________________________________________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,496,040

_____________________________________________________________________________

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) [_]

_____________________________________________________________________________

13.	Percent of Class Represented by Amount in Row (11)

5.3%

_____________________________________________________________________________

14.	Type of Reporting Person (See Instructions)

OO

_____________________________________________________________________________

(1) Calculated based on 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition (defined below), as reported by the Issuer on a Form 8-K dated January 27, 2006.

CUSIP No. 025195207	SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Saba Software, Inc., a Delaware corporation (the "Issuer"). Issuer's principal executive office is located at 2400 Bridge Parkway, Redwood Shores, California 94065-1166. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Items 3 and 5 of the Schedule 13D are hereby amended as follows:

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following thereto:

Between June 1, 2005 and October 6, 2005, Purchaser acquired an additional 208,700 shares of Common Stock in open market purchases in a price range of $3.73 to $4.28 per share, at an average purchase price of $4.06 per share, for a total purchase price of $847,275.48. The source of all such purchases was Purchaser's working capital.

In connection with the acquisition (the "Centra Acquisition") by the Issuer of Centra Software, Inc. ("Centra"), which closed on January 31, 2006, Purchaser received 251,340 shares of Common Stock of the Issuer on February 13, 2006, based on an exchange of $0.663 in cash and 0.354 shares of Common Stock of the Issuer for each share of common stock of Centra held by the Purchaser.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)          As of January 31, 2006, to the knowledge of each of the Reporting Persons, there were 28,353,253 shares of Common Stock outstanding, based on (i) 17,953,253 shares of Common Stock outstanding on December 31, 2005, as reported by the Issuer on its Form 10-Q for the period ending November 30, 2005; and (ii) 10,400,000 shares of Common Stock issued by the Issuer in connection with the Centra Acquisition, as reported by the Issuer on a Form 8-K dated January 27, 2006.

After giving effect to the Centra Acquisition described in Item 3 above, the Reporting Persons hold beneficial ownership of 1,496,040 shares of Common Stock as of January 31, 2006, representing five and three-tenths percent (5.3%) of the Issuer's issued and outstanding shares of Common Stock.

(c)           Except as set forth above, during the last sixty (60) days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d)          No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by such Stockholder.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2006

-ZF PARTNERS, LP

By: ZF Ventures, L.L.C., its general partner

By: EGI-Fund (02-04) Investors, L.L.C., a member

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Donald J. Liebentritt, Vice President

By: SLF Partners, LLC, a member

By: /s/ STEVEN L. FINGERHOOD
-------------------------------------
Steven L. Fingerhood, Member

- ZF VENTURES, L.L.C.

By: EGI-Fund (02-04) Investors, L.L.C., a member

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Donald J. Liebentritt, Vice President

By: SLF Partners, LLC, a member

By: /s/ STEVEN L. FINGERHOOD
-------------------------------------
Steven L. Fingerhood, Member

-EGI-FUND (02-04) INVESTORS, L.L.C.

-EGI-MANAGING MEMBER (02-04), L.L.C.

-SZ INVESTMENTS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------

Donald J. Liebentritt, Vice President

-CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Donald J. Liebentritt, President

-SLF PARTNERS, LLC

By: /s/ STEVEN L. FINGERHOOD
-------------------------------------
Steven L. Fingerhood, Member

/s/ STEVEN L. FINGERHOOD

-------------------------------------

-STEVEN L. FINGERHOOD

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)